Exhibit J-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-               )

Filing under the Public Utility Holding Company Act of 1935, as amended (the "Act")

___________, 2001

            Notice is hereby given that the following filing has been made with the Commission pursuant to the provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application-declaration summarized below. The application-declaration and amendments are available for public inspection through the Commission's Branch of Public Reference.

            Interested persons wishing to comment or request a hearing on the application-declaration should submit their views in writing by __________, 2001, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicants-declarants at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of facts or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __________, 2001, the application-declaration, as filed or as amended, may be granted and/or permitted to become effective.


WCB Holding Corp., et. al. (70-______)
--------------------------

            WCB Holding Corp. ("WCB Holding" or the "Merged Company"), a company currently not subject to the Act, 700 Universe Boulevard, Juno Beach, Florida 33408, FPL Group, Inc. ("FPL Group"), an exempt intrastate holding company under the Act, 700 Universe Boulevard, Juno Beach, Florida 33408, and Entergy Corp., a registered public utility holding company under the Act, 639 Loyola Avenue, New Orleans, Lousiana 70113, along with certain of FPL Group's and Entergy's subsidiaries (Florida Power & Light Company ("FPL"), 700 Universe Boulevard, Juno Beach, Florida 33408; Entergy Arkansas, Inc. ("Entergy Arkansas"), 425 West Capitol, Little Rock, Arkansas 72201; Entergy Gulf States, Inc. ("Entergy Gulf States"), 350 Pine Street, Beaumont, Texas 77701; Entergy Louisiana, Inc. ("Entergy Lousiana"), 4809 Jefferson Highway, Jefferson, Louisiana 70121; Entergy Mississippi, Inc. ("Entergy Mississippi"), 308 East Pearl Street, Jackson, Mississippi 39201; Entergy New Orleans, Inc. ("Entergy New Orleans"); 1600 Perdido Building, New Orleans, Louisiana 70112; Entergy Services, Inc. ("Entergy Services"), 639 Loyola Avenue, New Orleans, LA 70113; Entergy Enterprises, Inc, ("Entergy Enterprises"), 900 South Shackleford Road, Little Rock, Arkansas 72211; and, Entergy Operations, Inc. ("Entergy Operations") and System Energy Resources, Inc. ("System Energy"), both at 1340 Echelon Parkway, Jackson, Mississippi 39213) (collectively, the "Applicants") have filed a joint Application/Declaration under Sections 3, 5, 6(a), 7, 8, 9(a), 10, 11, 12 and 13 of the Act and rules promulgated thereunder (the "Application").

            Applicants request Commission authorization for WCB Holding to acquire all of the capital stock of FPL Group and Entergy (the "Merger"). Under the terms of an Agreement and Plan of Merger, dated as of July 30, 2000, by and among FPL Group, Entergy, WCB Holding, and the merger-related subsidiaries, Ranger Acquisition Corp. ("Ranger"), a subsidiary of WCB Holding, will merge into FPL Group with FPL Group being the surviving corporation and Ring Acquisition Corp. ("Ring"), a subsidiary of WCB Holding, will merge into Entergy with Entergy being the surviving corporation. Upon completion of the Merger, the holders of FPL Group common stock and Entergy common stock will together own all the outstanding shares of common stock of WCB Holding and WCB Holding will, in turn, own all of the outstanding shares of common stock of the surviving corporation in the merger of FPL Group and Ranger Acquisition Corp. and all of the outstanding shares of common stock of the surviving corporation in the merger of Entergy and Ring Acquisition Corp. Following the consummation of the Merger, Entergy will remain a registered holding company under the Act, and WCB Holding will register with the Commission as a registered holding company pursuant to Section 5 of the Act.

            FPL Group is a public utility holding company incorporated in the State of Florida and currently is exempt from regulation by the Commission, except for Section 9(a)(2), pursuant to Section 3(a)(1) of the Act and Rule 2 thereof. FPL Group principally engages in the generation, transmission, and distribution of electricity through FPL, its wholly-owned subsidiary. FPL provides electric service to approximately 3.8 million retail customers throughout most of the east and lower west coasts of Florida. FPL Group engages in additional energy-related businesses through its wholly-owned subsidiary, FPL Group Capital Inc.

            Entergy, through its subsidiaries, engages principally in the following businesses: domestic utility operations, power marketing and trading, global power development, and domestic non-utility nuclear operations. Entergy has five wholly- owned domestic retail electric utility subsidiaries: Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans. These electric utilities provide retail electric service to approximately 2.5 million customers and natural gas utility service to approximately 235,000 customers in Arkansas, Louisiana, Mississippi, and Texas. Entergy also has two other public utility subsidiaries, System Energy and Entergy Power, that sell power at wholesale and an additional public utility subsidiary, Entergy Operations, that operates the Entergy system's nuclear-fueled electric generating facilities. Entergy also has a number of non-utility subsidiaries which develop, acquire and/or own Entergy's interest in domestic and foreign energy, energy- related, energy commodity trading and brokering, and telecommunications businesses, including the ownership and operation of foreign utility companies and exempt wholesale generators, as well as the provision of energy-related services.

            In addition, Applicants request Commission authorization regarding the provision of services within the Merged Company after consummation of the Merger. Specifically, Applicants propose that Entergy Services, Entergy Enterprises, and Entergy Operations (the "Service Companies") become first-tier subsidiaries of WCB Holding and that the Service Companies make available to FPL, FPL Group, and newly-formed non-regulated subsidiaries of FPL Group and Entergy services substantially similar to those currently available to Entergy, its public utility company subsidiaries, and its non- regulated subsidiaries. Such services would be made available on substantially the same terms and conditions as those currently available to Entergy and its subsidiaries. Also, on an interim basis not to exceed the later of December 31, 2002, or twelve months after merger consummation, Applicants propose that FPL Group and its subsidiaries continue to provide, on a basis other than "at cost," those support services currently being provided by and among FPL Group companies. Applicants further request authorization for non- regulated subsidiaries of the Merged Company to provide each other with certain administrative, consulting, and development services on a basis other than "at cost," with certain limitations, similar to the current provision of such services among the Entergy non-regulated subsidiaries.

            In connection with consummation of the Merger, Applicants also request authority to issue common stock of WCB Holding in exchange for FPL Group and Entergy common stock and as necessary to satisfy obligations under stock-based benefit plans. Furthermore, in order to provide funds for the purchase of fractional shares of the common stock of Entergy and FPL Group in connection with the Merger and for working capital on an interim basis, WCB Holding proposes to issue and sell unsecured short-term debt having a maturity of less than one year, in an aggregate principal amount at any time outstanding not to exceed $100 million.

            For the Commission, by the Division of Investment Management, pursuant to delegated authority.